Mail Stop 0407

      March 18, 2005


Daniel S. Goldberg
President
New Skies Satellites Holdings Ltd.
c/o CT Corporation System
111 Eighth Avenue
New York, NY  10011

	RE:  	New Skies Satellites Holdings Ltd.
      Registration Statement on Form S-1/A
      Filed March 9, 2005
      File No. 333-122322

Dear Mr. Goldberg:

      We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Graphics
1. We note that much of the text accompanying the illustrations is written from a marketing perspective, rather than a disclosure perspective. Please delete the terms "highly reliable" and "secure" before "communications worldwide," "optimal" and "optimized" before
"coverage," "unrivalled" before "power," and "premium" before "communications services," as this phrasing is not consistent with the purpose of the prospectus. Also, please tell us what you mean by
"everything in between" under the NSS-5 heading.

Basis of Presentation and the Reorganization, page ii
2. Your prospectus summary should immediately follow your cover page and the table of contents. Please move the discussion to your summary.

Prospectus Summary, page 1
3. Please move your new discussion of the benefits (total dividends and termination fee) to be received by the investment funds and Blackstone-affiliated directors as a result of the Transactions, Reorganization and the initial public offering to the place in your revised summary where you initially discuss the Transactions. We note the current placement suggests the benefits to be received by the funds from the Transactions, Reorganization and the offering is part of your dividend policy. Also, note whether any management will have obtained benefits, such as ownership interests or changes in compensation, including stock options, in connection with the Transaction, Reorganization or offering.

Risk Factors, page 15

	General
4. We note your response to our prior comment 15. We also note that the $93 million dividend will be paid out of the proceeds of the initial public offering and after the offering has occurred. Please tell us how and whether, in developing your response, you considered that this dividend would be paid while you are public and significantly indebted, to only a subset of your stockholders at that time, and with several director affiliations with that subset of stockholders.
Insurance expenses may increase..., page 25
5. We note your response to our prior comment 53 that you "ha[ve] not assumed [you] will change [your] existing approach to obtaining insurance" and that you have "no current plans to do so." Please revise your discussion here to reflect this response.

We may experience satellite equipment failures..., page 31
6. We note your statement, in response to our prior comment 82, that you do not "currently operate any of [y]our satellites as back-up or spare capacity." Please include this statement in this risk factor.

The Transactions, page 36
7. Please include your response to our prior comment 23 about your assessment of tax effects or benefits related to the Transactions and the initial public offering.
8. The addition of the background information on the Blackstone Group seems out of place, and its importance to investors in this offering is not clear. Please revise or move the disclosure to a more appropriate part of the prospectus.

Use of Proceeds, page 38
9. Please include in this section your supplemental response explaining the reasons for the various intercompany loans and contributions that have occurred since the acquisition.

Dividend Policy and Restrictions, page 39

	General
10. We note your response to our prior comment 30 where you have added to the prospectus the sentence beginning "However, in order to pursue large acquisitions and growth opportunities that require cash investments in amounts greater than our available cash" on page 39.
Please indicate here how much management expects growth to be limited
(e.g. significantly vs. minimally).

Minimum Adjusted EBITDA, page 40
11. We note your response to comment 41 and your corresponding changes in the amendment. It is unclear how you have complied with this comment as it relates to note (9). Further, we believe that, since the table reflects the covenant amounts calculated for the Initial Four Quarters using the Minimum Adjusted EBITDA, your discussion of the required ratios should cover this period as well.
To the extent that the ratios will change as a result of the concurrent amending of the senior secured credit facilities, modify to disclose the new ratios. In the event that the ratios will remain constant, clarify your disclosure to show the actual ratios that will be required to be met for the Initial Four Quarters rather than the four quarters ended December 31, 2004. Finally, as a result of these changes, we believe you will only need to show one amount for each ratio rather than the covenant and pro forma ratio result.
12. Please identify the recipients and briefly describe the reasons behind the bonuses that you mention in footnote 11.
13. We note your deletions of footnotes 14 and 15.  Based on page
14,
it appears you still factor these expenses in your determination of
Adjusted EBITDA. If these expenses are still backed-out of Adjusted
EBITDA, tell us why you consider as non-recurring the expenses related to customer settlements and employee reductions that were described in those footnotes. Also, tell us why the amounts presented on page 14 for Adjusted EBITDA are not the same as the amounts presented on page 42.

      Estimated Cash Available to Pay Dividends..., page 41
14. We note your response to comment 43. It is unclear how you intend to comply with our comment to consider presenting any estimated non-recurring cash expenses that would be excluded from Adjusted EBITDA. If you do not believe it is appropriate to adjust for these items, revise your disclosure to indicate why you have not included any estimated costs in your presentation and that, if these types of cash expenses are incurred, the amount of minimum Adjusted
EBITDA you would need to generate would be increased. In addition, tell us how you have considered the future cash obligations related to satellite performance obligations that are presented in the historical table on page 42.

		Cash Available to Pay Dividends, page 42
15. It appears that your reconciling line items for "cash interest expense on indebtedness" and "cash income taxes" represent actual cash expenditures that you incurred during the year ended December 31, 2004. Revise these amounts to reflect the amount of pro forma cash interest expense on indebtedness and cash income taxes that you would have incurred if the Transactions (including the Acquisition), the Reorganization, the amended agreement for the NSS-8 contract and the offering had been consummated as of January 1, 2004. In addition, this table should be relabeled as "Pro Forma Cash Available to Pay Dividends."

Assumptions and Considerations, page 44
16. We note your response to our prior comment 53. We note your statement that management considered your "operating costs and expenses are largely fixed" when deciding on the company`s dividend policy as well as your response to us concerning "repair costs." Clarify in this section whether your statement takes into consideration any costs related to your being able to offer services to the customer in the same capacity within a short time frame after an anomaly.
17. We note your response to our prior comment 54. We also note your revisions on page 21 concerning the effects of anomalies on NSS-5, NSS-6 and NSS-7 as well as "serious anomalies" that satellites "similar" to yours, that is, the Lockheed Martin Series 7000 satellites owned by Intelsat, that have recently occurred. Tell us how you determined that the assumptions on page 45 were reasonable in light of these anomalies and the possibility of a total loss of your
Lockheed Martin Series 7000 satellites like that which occurred with
Intelsat.

18. We are unable to locate the revisions that were made in response to our prior comment 55. Please advise or revise.

		Unaudited Pro Forma Condensed Consolidated Statement of
Operations, page 58
19. In regard to your response to comment 68, please clarify in footnote (f) if the services performed by Blackstone Management
Partners IV, L.L.C. will be performed in the future by company management and if you anticipate incurring expenses in the future for executives hired as replacements for Blackstone.

Management`s Discussion and Analysis, page 62

	General
20. Please discuss in this section whether management has considered self-insurance as an alternative to renewing coverage in the future.

Business, page 90

	General
21. We note your added disclosure regarding the initiation date for your committed satellite procurement program. Please further describe what the program has involved, such as what you obtained as result of it, total cost and whether any other parties were involved.


Underwriting, page 142
22. To ensure that the online procedures previously reviewed by us have not changed, please revise your communication from the underwriters` representatives to the syndicate to add "and those procedures have not changed" to the end of the second clause.

Financial Statements

      Consolidated Financial Statements, page F-3
23. Reference is made to the disclosures in Note 13. In light of the registrant`s negative net asset balance as of December 31, 2004 and the restrictions on the ability of the registrant`s subsidiaries to transfer net assets to the parent company, it appears you should provide condensed financial information of the registrant pursuant to
5-04(c) Schedule 1 of Regulation S-X.

      Consolidated Statement of Operations, page F-4
24. We note in your response to comment 94 your reference to the definition of revenues in paragraph 78 of SFAC 6. We continue to question how the payment received from "a successful resolution of certain longstanding frequency coordination matters" represents an inflow from delivering goods, rendering services, or other activities that constitute the company`s ongoing major or central operations. The sale of a right to operate a satellite in a specified location appears to be a sale of an intangible asset to be used in connection with the generation of revenue and not the company`s primary operating activity - the sale of transponder capacity. Based upon our understanding of your business and the nature of this transaction, it appears you should reclassify the amount received to report it as an operating gain.
25. We note in footnote (2) on page 63 that the $32 million payment was received from Intelsat LLC following the successful resolution of certain "longstanding" frequency coordination matters. Please disclose and advise us in detail of the facts and circumstances concerning this settlement. In addition to the settlement, please clearly explain the nature of the issue, what created it, when it was first identified by management, if it existed at the formation of the predecessor, and why it was not recognized as an obligation of the parent company at the time of the spin-off of the predecessor.

      Note 2.  Description and Formation of the Business, page F-9
26. It appears from the disclosure on page F-8 that the predecessor company was formed by INTELSAT in order to effect a spin-off of certain assets and liabilities, including five in-orbit satellites, to INTELSAT shareholders. If so, it appears transactions between INTELSAT and the predecessor company may be related party transactions. Please advise us and, if necessary, revise your disclosures to comply with SFAS 57 and 4-08(k) of Regulation S-X.

	Note 6. Income Taxes, page F-19
27. We note in your response to comment 102 that the government of India has assessed taxes of $5 million for the period April 1999 to
March 2002. Please advise us and clarify in your disclosures whether the company has conducted similar India-related operations in the periods subsequent to March 2002 and if so, whether the government of
India has assessed taxes on these operations. If so, please disclose management`s estimate of the reasonably possible loss in excess of the $5 million accrual pursuant to paragraph 10 of SFAS 5. In addition, please clarify that management believes that it is probable that a loss has been incurred and the $5 million accrual represents management`s best estimate of the amount of this loss, consistent with SFAS 5 and FIN14.

Exhibits
28. Please provide us with a draft copy of the underwriting agreement as soon as practicable.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	You may contact Kathleen Kerrigan, Staff Accountant, at (202) 942-1944, or Robert Littlepage, Accountant Branch Chief, at (202)
942-1947, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl
Grant, Staff Attorney, at (202) 942-1916, or me, at (202) 942-
1990,
with any other questions.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (212) 455-2502
      Rise Norman, Esq.
	Simpson, Thatcher & Bartlett LLP

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Mr. Goldberg
New Skies Satellites Holdings Ltd.
March 18, 2005
Page 8